Exhibit 99.64

For Ministry Use Only A I'usage etf?:}ISidf uMllifSit'i)"\l;flGIJvernment Ontario Corporation Number Ministere des Services gouvernementaux et des serv1ces aux consommateurs CERTIFICAT cec1 cer'1f1e que les presents statuts entrent en vigueur le and Consumer Serv1ces r Ontario CERTIFICATE This ,5 !(, certify that these articles ;;re effective on .....M.....A....R.....CH-o·4··M·A·R"S',®20'2'1' Director I Drrectrice . . . . Business Corporations Act I Loi sur les socn3tes par actrons or ou 0'11'19 (2011/0fi) @Queen's Printer for Ontario, 2011/ © lmprimeur de Ia Reine pour !'Ontario, 20·11 Page 1 of/de 2 Form3 Business Corporations Act · Forrnule 3 l..oi sur les societes par actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) Denomination socialo actuelle do Ia societe (ecrire on LETTRES MAJUSCULES SEUL.EMENT) : LARGO RESOURCES LTD 2. The name of the eorporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de Ia societe (s'il y a lieu) (ecrire en LETTRES MAJUSCULES SEULEMENT) : "'"""""""""''''•-"""""""'""-"'""""'"""""""""""'" """"' --·-"""""'"-""""" 3. Date of incorporation/amalgamation: Date de Ia constitution ou de Ia fusion : 1988-04-18 (Year, Montt1, Day) (annee, mois, jour) 4.Complete only if thoro is a chango in tho number of directors or tho minimum I maximum number of directors. II faut romplir cotte partie soulemont si le nombro d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change. Number of directors is/are: !D.iDimurn.illld maxitnllill number of directors is/are: Nombre d'administrateurs :nombres mini1Illil.n_e.LrJ.lllXiilllJID d'administrateurs : Number minimum and maximum Nornbre minimum et maximum [ [ _[ 5. The articles of the corporation are amended as follows: Les statuts de Ia societe sont modifies de Ia far;;on suivante : To consolidate the issued and outstanding common shares of the Corporation on the basis of one common share for every 10 common shares currently issued and outstanding. """"""' '"""""" """"'" """""" """'""" """"" ,... _.f. --..... ...., ,,.... ........, ..... ...... """" """'-Numero de Ia societe en Ontario 001619681 Exhibit 99.64

6. The amendment t1as been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dOment autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur les socil3tes par actions. 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de Ia societe ont approuve Ia resolution autorisant Ia modification le 2021/03/0l (Year, Month, Day) (annee, mois, jour) These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire. LARGO RESOURCES LTD. (Print name of corporation from Article ·1 on page ·1) (Veuillez ecrir le nom de Ia societe de l'atiicle un a Ia page une). By/ Par: Chief Financial Officer (Signature) (Signature) (Description of Office) (Fonction) Ernest Cleave 07119 (2011/05) Page 2 of/de 2